

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2020

Sean Bohen
Chief Executive Officer
Olema Pharmaceuticals, Inc.
512 2nd Street, 4th Floor
San Francisco, CA 94107

> **Re: Olema Pharmaceuticals, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 21, 2020**
> **CIK No. 0001750284**

Dear Dr. Bohen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Overview, page 1

1. Please disclose here when you commenced the ongoing trial of OP-1250 for the treatment of recurrent, locally advanced or metastatic ER-positive, or ER+, human epidermal growth factor receptor 2-negative, or HER2-, breast cancer.

2. Please revise the pipeline chart here and on page 99 to include individual columns for each of the three phases of clinical development. In addition, for the trials you anticipate commencing in 2022, more than a year from now, please either tell us why you believe it is appropriate to include them in the table or remove them. Finally, for those trials that are not likely to commence in the near term, please adjust the arrow graphic in the non-clinical column so as to avoid conveying that all non-clinical work has been performed.

Our product candidate, page 2

3. We note your comparisons to fulvestrant, an approved drug, and similar comparisons on page 98. We also note some similar comparisons to tamoxifen, another approved drug. Please tell us on what basis you believe you are able to make these comparisons given your early stage of development and the lack of any head-to-head clinical trials or, alternatively, delete these inappropriate comparisons. Please revise the prospectus throughout accordingly.

Implications of being an emerging growth company, page 6

4. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The outbreak of the novel coronavirus disease, COVID-19, could adversely impact our business, page 37

5. Please revise to specifically discuss if and how COVID-19 has actually impacted your clinical trials. In this regard, we note this risk factor appears generic and does not specifically discuss if and how your clinical trials have been impacted.

Use of proceeds, page 76

6. We note your disclosure that you intend to use the net proceeds received from the offering to fund the clinical development of OP-1250 and other ongoing research and development activities, and for general corporate purposes, including working capital, operating expenses and capital expenditures. Please revise to disclose in greater detail the principal purposes for which the net proceeds are intended to be used and the approximate amount intended to be used for each such purpose.

You may contact Jeanne Bennett at 202-551-3606 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences